Prospectus Supplement filed under Rule 424(b)(3)
Registration Number 333-132029

---------------------------------------------------------------------------------------------------------------------
Prospectus Supplement No. 3, dated August 7, 2006
(To Prospectus, dated March 14, 2006)

3,696,422 Shares of Common Stock

This prospectus supplement to the prospectus dated March 14, 2006 relates to the offering by Omega Healthcare Investors, Inc. to participate in its Dividend Reinvestment and Common Stock Purchase Plan.

This prospectus supplement should be read in conjunction with the prospectus dated March 14, 2006, which is to be delivered with this prospectus supplement. The information in this prospectus supplement updates and supercedes certain information contained in the prospectus dated March 14, 2006.

------------------------------------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
---------------------------------------------------------------------------------------------------------------------

On August 4, 2006, Omega Healthcare Investors, Inc. filed with the Securities and Exchange Commission the attached Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 10-Q
(Mark One)
X   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2006
or

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-11316

OMEGA HEALTHCARE
INVESTORS, INC.
(Exact name of Registrant as specified in its charter)

                Maryland     38-3041398
                (State of Incorporation)     (I.R.S. Employer Identification No.)

9690 Deereco Road, Suite 100, Timonium, MD 21093
(Address of principal executive offices)

(410) 427-1700
(Telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to the filing requirements for the past 90 days.
Yes X     No __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one:)
Large accelerated filer __         Accelerated filer  X           Non-accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  __      No X
Indicate the number of shares outstanding of each of the issuer's classes of common stock as of July 31, 2006.

Common Stock, $.10 par value               58,866,857
(Class)     (Number of shares)

OMEGA HEALTHCARE INVESTORS, INC.
FORM 10-Q
June 30, 2006

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements
OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)
	June 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS
Real estate properties
Land and buildings at cost	$1,060,226	$996,127
Less accumulated depreciation	(171,948)	(157,255)
Real estate properties - net	888,278	838,872
Mortgage notes receivable - net	32,381	104,522
	920,659	943,394
Other investments - net	29,060	23,490
	949,719	966,884
Assets held for sale - net	248	1,243
Total investments	949,967	968,127

Cash and cash equivalents	14,053	3,948
Accounts receivable	6,342	5,885
Other assets	13,998	37,769
Total assets	$984,360	$1,015,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Revolving line of credit	$—	$58,000
Unsecured borrowings - net	484,739	505,429
Other long-term borrowings	41,800	2,800
Accrued expenses and other liabilities	22,399	19,563
Operating liabilities for owned properties	125	256
Total liabilities	549,063	586,048

Stockholders’ equity:
Preferred stock	118,488	118,488
Common stock and additional paid-in-capital	680,443	663,607
Cumulative net earnings	245,843	227,701
Cumulative dividends paid	(568,150)	(536,041)
Cumulative dividends - redemption	(43,067)	(43,067)
Unamortized restricted stock awards	—	(1,167)
Accumulated other comprehensive income	1,740	160
Total stockholders’ equity	435,297	429,681
Total liabilities and stockholders’ equity	$984,360	$1,015,729

Note - The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See notes to consolidated financial statements.

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Revenues
Rental income	$29,042	$22,514	$57,975	$44,262
Mortgage interest income	1,154	1,240	2,338	3,196
Other investment income - net	533	385	1,058	682
Miscellaneous	332	1,146	441	4,312
Total operating revenues	31,061	25,285	61,812	52,452

Expenses
Depreciation and amortization	7,542	6,044	15,060	11,742
General and administrative	2,313	2,123	4,662	4,235
Provision for uncollectible mortgages, notes and accounts receivable	-	83	-	83
Leasehold expiration expense	-	750	-	750
Total operating expenses	9,855	9,000	19,722	16,810

Income before other income and expense	21,206	16,285	42,090	35,642
Other income (expense):
Interest and other investment income	69	24	182	65
Interest	(9,447)	(6,948)	(19,056)	(13,722)
Interest - amortization of deferred financing costs	(431)	(525)	(1,074)	(1,031)
Interest - refinancing costs	-	-	(3,485)	-
Provision for impairment on equity securities	-	(3,360)	-	(3,360)
Total other expense	(9,809)	(10,809)	(23,433)	(18,048)

Income from continuing operations	11,397	5,476	18,657	17,594
(Loss) from discontinued operations	(136)	(3,219)	(515)	(6,033)
Net income	11,261	2,257	18,142	11,561
Preferred stock dividends	(2,481)	(2,864)	(4,962)	(6,423)
Preferred stock conversion and redemption charges	-	(2,013)	-	(2,013)
Net income (loss) available to common	$8,780	$(2,620)	$13,180	$3,125

Income (loss) per common share:
Basic:
Income from continuing operations	$0.15	$0.01	$0.24	$0.18
Net income (loss)	$0.15	$(0.05)	$0.23	$0.06
Diluted:
Income from continuing operations	$0.15	$0.01	$0.24	$0.18
Net income (loss)	$0.15	$(0.05)	$0.23	$0.06

Dividends declared and paid per common share	$0.24	$0.21	$0.47	$0.41

Weighted-average shares outstanding, basic	58,158	51,031	57,787	50,980
Weighted-average shares outstanding, diluted	58,237	51,365	57,858	51,339

Components of other comprehensive income:
Net income	$11,261	$2,257	$18,142	$11,561
Unrealized gain on investments	881	-	1,580	-
Total comprehensive income	$12,142	$2,257	$19,722	$11,561

See notes to consolidated financial statements.

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited (in thousands)
	Six Months Ended June 30,
	2006	2005
Operating activities
Net income	$18,142	$11,561
Adjustment to reconcile net income to cash provided by operating activities:
Depreciation and amortization (including amounts in discontinued operations)	15,069	12,793
Provision for impairment on real estate properties (including amounts in discontinued operations)	121	3,700
Provision for uncollectible mortgages, notes and accounts receivable	—	83
Provision for impairment on equity securities	—	3,360
Refinancing costs	3,485	—
Amortization of deferred financing costs	1,074	1,031
Loss on assets sold - net	381	4,202
Restricted stock amortization expense	585	571
Other	(23)	(1,516)
Net change in accounts receivable	(457)	1,541
Net change in other assets	1,598	135
Net change in operating assets and liabilities	2,708	(3,078)
Net cash provided by operating activities	42,683	34,383

Cash flows from investing activities
Acquisition of real estate	—	(120,696)
Proceeds from sale of real estate investments	657	24,995
Cash in transit from sale	—	(12,689)
Capital improvements and funding of other investments	(3,649)	(1,338)
Proceeds from other investments	17,242	1,262
Investments in other investments	(20,339)	(5,897)
Collection of mortgage principal	10,392	60,492
Net cash provided by (used in) investing activities	4,303	(53,871)

Cash flows from financing activities
Proceeds from credit facility borrowings	48,200	168,000
Payments on credit facility borrowings	(106,200)	(81,500)
Receipts from other long-term borrowings	39,000	—
Prepayment of re-financing penalty	(755)	—
Receipts from dividend reinvestment plan	17,320	757
Receipts/(payments) from exercised options - net	225	(810)
Dividends paid	(32,109)	(28,134)
Redemption of preferred stock	—	(50,013)
Payment on common stock offering	(178)	(28)
Deferred financing costs paid	(2,384)	(333)
Net cash (used in) provided by financing activities	(36,881)	7,939

Increase (decrease) in cash and cash equivalents	10,105	(11,549)
Cash and cash equivalents at beginning of period	3,948	12,083
Cash and cash equivalents at end of period	$14,053	$534
Interest paid during the period	$12,644	$13,867

See notes to consolidated financial statements.

OMEGA HEALTHCARE INVESTORS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
June 30, 2006

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements for Omega Healthcare Investors, Inc. (“Omega” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Certain reclassifications have been made to the 2005 financial statements for consistency with the presentation adopted for 2006. Such reclassifications have no effect on previously reported earnings or equity.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 123 (revised 2004), Share-Based Payment (“FAS No. 123R”), which is a revision of FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and amends FAS No. 95, Statement of Cash Flows. We adopted FAS No. 123R on January 1, 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes,(“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of our 2007 fiscal year. We are currently evaluating the impact, if any, that FIN 48 will have on our financial statements.

Operating results for the three- and six-month periods ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the financial statements and footnotes included in our annual report on Form 10-K for the year ended December 31, 2005.

Our consolidated financial statements include the accounts of Omega, all direct and indirect wholly owned subsidiaries and one variable interest entity (“VIE”) for which we are the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation of the financial statements.

Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”), addresses the consolidation by business enterprises of VIEs. As a result of the adoption of FIN 46R, we consolidate all VIEs for which we are the primary beneficiary. Generally, a VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group the holders of the equity investment at risk lack (i) the ability to make decisions about an entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. FIN 46R requires a VIE to be consolidated in the financial statements of the entity that is determined to be the primary beneficiary of the VIE. The primary beneficiary generally is the entity that will receive a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.

In accordance with FIN 46R, we determined that we were the primary beneficiary of one VIE. This VIE is derived from a financing relationship entered into between Omega and one company that is engaged in the ownership and rental of six skilled nursing facilities (“SNFs”) and one assisted living facility (“ALF”). The consolidation of the VIE as of June 30, 2006 resulted in an increase in our consolidated total assets (primarily real estate) and liabilities (primarily indebtedness) of approximately $38.2 million. The creditors of the VIE do not have recourse to our assets.

We have one reportable segment consisting of investments in real estate. Our business is to provide financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities located in the United States. Our core portfolio consists of long-term lease and mortgage agreements. All of our leases are “triple-net” leases, which require the tenants to pay all property-related expenses. Our mortgage revenue derives from fixed-rate mortgage loans, which are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Substantially all depreciation expenses reflected in the consolidated statements of operations relate to the ownership of our investment in real estate.

NOTE 2 - PROPERTIES

In the ordinary course of our business activities, we periodically evaluate investment opportunities and extend credit to customers. We also regularly engage in lease and loan extensions and modifications. Additionally, we actively monitor and manage our investment portfolio with the objectives of improving credit quality and increasing returns. In connection with portfolio management, we may engage in various collection and foreclosure activities.

If we acquire real estate pursuant to a foreclosure, lease termination or bankruptcy proceeding and do not immediately re-lease or sell the properties to new operators, the assets will be included on the balance sheet as “foreclosed real estate properties,” and the value of such assets is reported at the lower of cost or estimated fair value.

The table below summarizes our number of properties and investment by category for the six months ended June 30, 2006:

		Mortgage		Total
	Leased	Notes	Facilities	Healthcare
Facility Count	Property	Receivable	Held for Sale	Facilities
Balance at December 31, 2005	192	32	3	227
Properties sold/mortgages paid	-	(15)	(3)	(18)
Properties transferred to assets held for sale	(1)	-	1	-
Properties transferred to purchase/leaseback	7	(7)	-	-
Balance at June 30, 2006	198	10	1	209

Investment ($000’s)
Balance at December 31, 2005	$996,127	$104,522	$1,243	$1,101,892
Properties sold/mortgages paid	-	(48,990)	(1,860)	(50,850)
Properties transferred to assets held for sale	(865)	-	865	-
Properties transferred to purchase/leaseback	61,750	(22,750)	-	39,000
Impairment on properties	(121)	-	-	(121)
Capital expenditures and other	3,335	(401)	-	2,934
Balance at June 30, 2006	$1,060,226	$32,381	$248	$1,092,855

Leased Property

Our leased real estate properties, represented by 196 long-term care facilities and two rehabilitation hospitals at June 30, 2006, are leased under provisions of single leases and master leases with initial terms typically ranging from 5 to 15 years, plus renewal options. Substantially all of the leases and master leases provide for minimum annual rentals that are subject to annual increases based upon increases in the

Consumer Price Index (“CPI”). Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

Set forth below is a summary of the transactions that occurred in the six months ended June 30, 2006.

Haven Eldercare, LLC

•
During the three months ended March 31, 2006, Haven Eldercare, LLC (“Haven”), an existing operator of ours, entered into a $39 million first mortgage loan with General Electric Capital Corporation (“GE Loan”). Haven used the $39 million of proceeds to partially repay on a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of our remaining $23 million of the mortgage note, due in October 2012, to that of the GE Loan. As a result of this transaction, the interest rate on our remaining mortgage note to Haven rose from 10% to approximately 15%, with annual escalators.

•
In conjunction with the above transactions and the application of FIN 46R, we consolidated the financial statements and related real estate of this Haven entity into our financial statements. The consolidation resulted in the following changes to our consolidated balance sheet as of June 30, 2006: (1) an increase in total gross investments of $39.0 million; (2) an increase in accumulated depreciation of $0.8 million; (3) an increase in other long-term borrowings of $39.0 million; and (4) a reduction of $0.8 million in cumulative net earnings for the six months ended June 30, 2006 due to the increased depreciation expense. General Electric Capital Corporation and Haven’s other creditors do not have recourse to our assets. We have an option to purchase the mortgaged facilities for a fixed price in 2012. Our results of operations reflect the effects of the consolidation of this entity, which is being accounted for similarly to our other purchase-leaseback transactions.

Acquisitions

•	There were no acquisitions made during the three and six months ended June 30, 2006.

Assets Sold or Held for Sale

Assets Sold

•	On June 30, 2006, we sold two SNFs in California resulting in an accounting loss of approximately $0.1 million.

•	On March 31, 2006, we sold a SNF in Illinois resulting in an accounting loss of approximately $0.2 million.

Held for Sale

•	At June 30, 2006, we had one asset held for sale with a net book value of approximately $0.2 million.

•
During the three months ended March 31, 2006, a $0.1 million provision for impairment charge was recorded to reduce the carrying value to its sales price of one facility that was under contract to be sold that was subsequently sold during the second quarter of 2006.

Mortgage Notes Receivable

Mortgage notes receivable relate to 10 long-term care facilities. The mortgage notes are secured by first mortgage liens on the borrowers' underlying real estate and personal property. The mortgage notes receivable relate to facilities located in five states, operated by seven independent healthcare operating companies. We monitor compliance with mortgages and when necessary have initiated collection, foreclosure and other proceedings with respect to certain outstanding loans. As of June 30, 2006, we had no foreclosed property, and none of our mortgages were in foreclosure proceedings.

Mortgage interest income is recognized as earned over the terms of the related mortgage notes. Reserves are taken against earned revenues from mortgage interest when collection of amounts due becomes questionable or when negotiations for restructurings of troubled operators lead to lower expectations regarding ultimate collection. When collection is uncertain, mortgage interest income on impaired mortgage loans is recognized as received after taking into account application of security deposits.

Hickory Creek Healthcare Foundation, Inc.

On June 16, 2006, we received approximately $10 million in proceeds on a mortgage loan payoff. We held mortgages on 15 facilities located in Indiana, representing 619 beds.

Haven Eldercare, LLC.

During the three months ended March 31, 2006, Haven used the $39 million of proceeds from the GE Loan to partially repay on a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of its remaining $23 million on the mortgage note to that of the GE Loan (see Note - 2 Properties; Leased Property).

NOTE 3 - CONCENTRATION OF RISK

As of June 30, 2006, our portfolio of domestic investments consisted of 209 healthcare facilities, located in 27 states and operated by 34 third-party operators. Our gross investment in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1.1 billion at June 30, 2006, with approximately 98% of our real estate investments related to long-term care facilities. This portfolio is made up of 196 long-term healthcare facilities, two rehabilitation hospitals owned and leased to third parties, fixed rate mortgages on 10 long-term healthcare facilities and one facility held for sale. At June 30, 2006, we also held miscellaneous investments of approximately $29 million, consisting primarily of secured loans to third-party operators of our facilities.

At June 30, 2006, approximately 25% of our real estate investments were operated by two public companies: Sun Healthcare Group, Inc. (“Sun”) (15%) and Advocat Inc., (“Advocat”) (10%). Our largest private company operators (by investment) were CommuniCare Health Services, Inc. (“CommuniCare”) (18%), Haven (11%), Guardian LTC Management, Inc. (7%) and Essex Healthcare Corporation (7%). No other operator represents more than 5% of our investments. The three states in which we had our highest concentration of investments were Ohio (25%), Florida (10%) and Pennsylvania (9%) at June 30, 2006.

For the three-month period ended June 30, 2006, our revenues from operations totaled $31.1 million, of which approximately $5.8 million were from Sun (19%), $4.6 million from CommuniCare (15%) and $3.2 million from Advocat (10%). For the six-month period ended June 30, 2006, our revenues from operations totaled $61.8 million, of which approximately $11.6 million were from Sun (19%), $9.2 million from CommuniCare (15%) and $6.3 million from Advocat (10%). No other operator generated more than 10% of our revenues from operations for the three- and six-month periods ended June 30, 2006.

Sun and Advocate are subject to the reporting requirements of the Securities and Exchange Commission (the “Commission”) and are required to file with the Commission annual reports containing audited financial information and quarterly reports containing unaudited interim financial information. Sun’s and Advocat’s filings with the Commission can be found at the Commission’s website at www.sec.gov. We are providing this data for information purposes only, and you are encouraged to obtain Sun’s and Advocat’s publicly available filings from the Commission.

NOTE 4 - DIVIDENDS

In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, our $200 million revolving senior secured credit facility (“Credit Facility”) has certain financial covenants that limit the distribution of dividends paid during a fiscal quarter to no more than 95% of our aggregate cumulative funds from operations (“FFO”) as defined in the loan agreement governing the Credit Facility (the “Loan Agreement”), unless a greater distribution is required to maintain REIT status. The Loan Agreement defines FFO as net income (or loss) plus depreciation and amortization and shall be adjusted for charges related to: (i) restructuring our debt; (ii) redemption of preferred stock; (iii) litigation charges up to $5.0 million; (iv) non-cash charges for accounts and notes receivable up to $5.0 million; (v) non-cash compensation related expenses; and (vi) non-cash impairment charges.

Common Dividends

On July 17, 2006, the Board of Directors announced a common stock dividend of $0.24 per share to be paid August 15, 2006 to common stockholders of record on July 31, 2006.

On April 18, 2006, the Board of Directors declared a common stock dividend of $0.24 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid May 15, 2006 to common stockholders of record on April 28, 2006.

On January 17, 2006, the Board of Directors declared a common stock dividend of $0.23 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid February 15, 2006 to common stockholders of record on January 31, 2006.

Series D Preferred Dividends

On July 17, 2006, the Board of Directors declared the regular quarterly dividends for the 8.375% Series D Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) to stockholders of record on July 31, 2006. The stockholders of record of the Series D Preferred Stock on July 31, 2006 will be paid dividends in the amount of $0.52344 per preferred share on August 15, 2006. The liquidation preference for our Series D Preferred Stock is $25.00 per share. Regular quarterly preferred dividends for the Series D Preferred Stock represent dividends for the period May 1, 2006 through July 31, 2006.

On April 18, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid May 15, 2006 to preferred stockholders of record on April 28, 2006.

On January 17, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid February 15, 2006 to preferred stockholders of record on January 31, 2006.

NOTE 5 - TAXES

As a qualified REIT, as long as we distribute 100% of our taxable income, we will not be subject to Federal income taxes on our income, and no provisions for Federal income taxes have been made. We are permitted to own up to 100% of a “taxable REIT subsidiary” (“TRS”). Currently, we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had net operating loss carry-forwards as of June 30, 2006 of $10.1 million. These loss carry-forwards were fully reserved with a valuation allowance due to uncertainties regarding realization.

NOTE 6 - STOCK-BASED COMPENSATION

Stock Options

Prior to January 1, 2006, we accounted for stock based compensation using the intrinsic value method as defined by APB Opinion No. 25, Accounting for Stock Issued to Employees. Effective January 1, 2006, we adopted FAS No. 123R using the modified prospective method. Accordingly, we have not restated prior period amounts. The additional expense to be recorded in 2006 as a result of this adoption is approximately $3 thousand. Under the provisions of FAS No. 123R, the “Unamortized restricted stock awards” line on our consolidated balance sheet, a contra-equity line representing the amount of unrecognized share-based compensation costs, is no longer presented. Accordingly, for the six-month period ended June 30, 2006, the amount that had been on the “Unamortized restricted stock awards” line was reversed through the “Common stock and additional paid-in-capital” line on our consolidated balance sheet.

        Under the terms of our 2000 Stock Incentive Plan (the “2000 Plan”), we reserved 3,500,000 shares of common stock. The exercise price per share of an option under the 2000 Plan cannot be reduced after the date of grant, nor can an option be cancelled in exchange for an option with a lower exercise price per share. The 2000 Plan provides for non-employee directors to receive options that vest over three years while other grants vest over the period required in the agreement applicable to the individual recipient. Directors, officers, employees and consultants are eligible to participate in the 2000 Plan. At June 30, 2006, there were outstanding options for 52,581 shares of common stock granted to eight eligible participants under the 2000 Plan. Additionally, 355,655 shares of restricted stock have been granted under the provisions of the 2000 Plan, and as of June 30, 2006, there were no shares of unvested restricted stock outstanding under the 2000 Plan.

At June 30, 2006, under the 2000 Plan, there were outstanding options for 50,912 shares of common stock granted to eight participants currently exercisable with a weighted-average exercise price of $13.58, with exercise prices ranging from $2.96 to $37.20. There were 559,960 shares available for future grants as of June 30, 2006. A breakdown of the options outstanding under the 2000 Plan as of June 30, 2006, by price range, is presented below:

Option Price Range	Number	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number Exercisable	Weighted Average Price on Options Exercisable
$2.96 -$3.81	11,918	$3.41	5.51	11,918	$3.41
$6.02 -$9.33	22,330	$6.67	6.06	20,661	$6.46
$20.25 -$37.20	18,333	$28.23	2.02	18,333	$28.23

On April 20, 2004, our Board of Directors approved the 2004 Stock Incentive Plan (the “2004 Plan”), which was subsequently approved by our stockholders at our annual meeting held on June 3, 2004. Under the terms of the 2004 Plan, we reserved 3,000,000 shares of common stock. The exercise price per share of an option under the 2004 Plan cannot be less than fair market value (as defined in the 2004 Plan) on the date of grant. The exercise price per share of an option under the 2004 Plan cannot be reduced after the date of grant, nor can an option be cancelled in exchange for an option with a lower exercise price per share. Directors, officers, employees and consultants are eligible to participate in the 2004 Plan. As of June 30, 2006, a total of 348,695 shares of restricted stock and 317,500 restricted stock units have been granted under the 2004 Plan, and as of June 30, 2006, there were no outstanding options to purchase shares of common stock under the 2004 Plan.

At June 30, 2006, the only options outstanding to purchase shares of our common stock were options issued under our 2000 Plan for 52,581 shares of common stock. For the quarter ended June 30, 2006, no options were granted under any of our stock incentive plans. The following is a summary of option activity under the 2000 Plan:

Stock Options	Number of Shares	Exercise Price		Weighted- Average Price	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2005	227,440	$$	2.760-37.205	$5.457	4.6
Granted during 1st quarter 2006
Exercised	(174,191)		2.760-9.330	2.979	—
Cancelled	(668)		22.452-22.452	22.452	—
Outstanding at March 31, 2006	52,581	$$	2.960-37.205	$13.448	4.4
Granted during 2nd quarter 2006
Exercised	—		—-—	—	—
Cancelled	—		—-—	—	—
Outstanding at June 30, 2006	52,581	$$	2.960-37.205	$13.448	4.2

Vested at June 30, 2006	50,912	$$	2.960-37.205	$13.583	4.0

Non-Vested Options	Number of Shares	Exercise Price		Weighted- Average Price	Weighted-Average Remaining Contractual Term
Non-vested at December 31, 2005	74,985	$$	2.760-9.330	$3.200	7.0
Vested during 1st quarter 2006	(73,316)		2.760-9.330	3.059	—
Non-vested at March 31, 2006	1,669	$$	9.330-9.330	$9.330	7.8
Vested during 2nd quarter 2006	—		—-—	—	—
Non-vested at June 30, 2006	1,669	$$	9.330-9.330	$9.330	7.5

Cash received from exercise under all stock-based payment arrangements for the six months ended June 30, 2006 and 2005 was $0.9 million and $0.1 million, respectively. Cash used to settle equity instruments granted under stock-based payment arrangements for the six months ended June 30, 2006 and 2005 was $0.7 million and $0.9 million, respectively.

In 2005, we accounted for our stock-based compensation arrangements in accordance with the intrinsic value method as defined by Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.” The following table presents the effect on net income and earnings per share if we had applied the fair value recognition provisions of FAS No. 123R to our stock-based compensation.

The reported and pro forma net income and earnings per share figures for 2006 in the table are the same because share-based compensation expense is calculated under the provisions of FAS No. 123R. The 2006 amounts are included in the table below to provide detail for comparative purposes to the 2005 amounts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands, except per share amounts)
Net income (loss) to common stockholders	$8,780	$(2,620)	$13,180	$3,125
Add: Stock-based compensation expense included in net income (loss) to common stockholders	292	285	585	571
	9,072	(2,335)	13,765	3,696
Less: Stock-based compensation expense determined under the fair value based method for all awards	292	342	585	690
Pro forma net income (loss) to common stockholders	$8,780	$(2,677)	$13,180	$3,006
Earnings (loss) per share:
Basic, as reported	$0.15	$(0.05)	$0.23	$0.06
Basic, pro forma	$0.15	$(0.05)	$0.23	$0.06
Diluted, as reported	$0.15	$(0.05)	$0.23	$0.06
Diluted, pro forma	$0.15	$(0.05)	$0.23	$0.06

Restricted Stock

    On September 10, 2004, we entered into restricted stock agreements with four executive officers under the 2004 Plan. A total of 317,500 shares of restricted stock were granted, which equated to approximately $3.3 million of deferred compensation. The shares vest thirty-three and one-third percent

(33 1/3%) on each of January 1, 2005, January 1, 2006 and January 1, 2007 so long as the executive officer remains employed on the vesting date, with vesting accelerating upon a qualifying termination of employment or upon the occurrence of a change of control (as defined in the applicable restricted stock agreements). As a result of the grant, we recorded $0.3 million and $0.6 million of non-cash compensation expense for the three and six-month periods ended June 30, 2006 and 2005, respectively.

For the six-month period ended June 30, 2006, we issued 1,822 shares of restricted common stock to each non-employee director and an additional 2,000 shares of restricted common stock to the Chairman of the Board under the 2004 Plan for a total of 11,110 shares. These shares represent a payment of the portion of the directors’ annual retainer that is payable in shares of our common stock.

As of June 30, 2006, there was $670 thousand of total unrecognized compensation cost related to these restricted stock awards.

Performance Restricted Stock Units

On September 10, 2004, we entered into performance restricted stock unit agreements with our four executive officers under the 2004 Plan. A total of 317,500 restricted stock units were issued under the 2004 Plan and will fully vest into shares of common stock when our company attains $0.30 per share of adjusted funds from operations (as defined in the applicable restricted stock unit agreements) for two (2) consecutive quarters, with vesting accelerating upon a qualifying termination of employment or upon the occurrence of a change of control (as defined in the applicable restricted stock unit agreements). The performance restricted stock units expire on December 31, 2007 if the performance criteria has not been met. The issuance of restricted stock units has no impact on our calculation of diluted earnings per common share at this time; however, under our current method of accounting for stock-based compensation, the expense related to the restricted stock units will be recognized when it becomes probable that the vesting requirements will be met.

NOTE 7 - FINANCING ACTIVITIES AND BORROWING ARRANGEMENTS

Bank Credit Agreements

At June 30, 2006, we had no outstanding borrowings under our $200 million revolving senior secured credit facility (the “New Credit Facility”); however, $2.9 million was utilized for the issuance of letters of credit, leaving availability of $197.1 million. The New Credit Facility, entered into on March 31, 2006, is being provided by Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust Company Americas, UBS Securities LLC, General Electric Capital Corporation, LaSalle Bank N.A., and Citicorp North America, Inc. and will be used for acquisitions and general corporate purposes.

The New Credit Facility replaced our previous $200 million senior secured credit facility (the “Prior Credit Facility”), that was terminated on March 31, 2006. We will realize a 125 basis point savings on LIBOR-based loans under the New Credit Facility, as compared to LIBOR-based loans under our Prior Credit Facility. The New Credit Facility matures on March 31, 2010, and includes an “accordion feature” that permits us to expand our borrowing capacity to $300 million during our first two years.

For the three-month period ending March 31, 2006, we recorded a one-time, non-cash charge of approximately $2.7 million relating to the write-off of deferred financing costs associated with the termination of our Prior Credit Facility.

Our long-term borrowings require us to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts. As of June 30, 2006, we were in compliance with all property level and corporate financial covenants.

$100 Million Aggregate Principal Amount of 6.95% Unsecured Notes Tender and Redemption

On December 16, 2005, we initiated a tender offer and consent solicitation for all of our outstanding $100 million aggregate principal amount 6.95% notes due 2007 (the “2007 Notes”). On December 30, 2005, we accepted for purchase 79.3% of the aggregate principal amount of the 2007 Notes outstanding that were tendered. On December 30, 2005, our Board of Directors also authorized the redemption of all outstanding 2007 Notes that were not otherwise tendered. On December 30, 2005, upon our irrevocable funding of the full redemption price for the 2007 Notes and certain other acts required by the Indenture governing the 2007 Notes, the Trustee of the 2007 Notes certified in writing to us (the “Certificate of Satisfaction and Discharge”) that the Indenture was satisfied and discharged as of December 30, 2005, except for certain administrative provisions. In accordance with FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, (“FAS 140”) we removed 79.3% of the aggregate principal amount of the 2007 Notes, which were tendered in our tender offer and consent solicitation, and the corresponding portion of the funds held in trust by the Trustee to pay the tender price from our balance sheet and recognized $2.8 million of additional interest expense associated with the tender offer. On January 18, 2006, we completed the redemption of the remaining 2007 Notes not otherwise tendered. Accordingly, we reduced other assets, representing the funds deposited with the Trustee, and unsecured borrowings by $21 million. In connection with the redemption and in accordance with FAS 140, we recognized $0.8 million of additional interest expense in the first quarter of 2006. As of January 18, 2006, none of the 2007 Notes remained outstanding.

Other Long-Term Borrowings

During the three months ended March 31, 2006, Haven used the $39 million of proceeds from the GE Loan to partially repay a portion of a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of its remaining $23 million on the mortgage note to that of the GE Loan. In conjunction with the above transactions and the application of FIN 46R, we consolidated the financial statements of this Haven entity into our financial statements, which contained the long-term borrowings with General Electric Capital Corporation of $39.0 million. The loan has an interest rate of approximately seven percent and is due in 2012. The lender of the $39.0 million does not have recourse to our assets (see Note - 2 Properties; Leased Property).

NOTE 8 - LITIGATION

We are subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, management believes that the outcome of each lawsuit, claim or legal proceeding that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

We and several of our wholly-owned subsidiaries have been named as defendants in professional liability claims related to our former owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages against the defendants. The majority of these lawsuits representing the most significant amount of exposure were settled in 2004. There currently is one lawsuit pending that is in the discovery stage, and we are unable to predict the likely outcome of this lawsuit at this time.

NOTE 9 - DISCONTINUED OPERATIONS

Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires the presentation of the net operating results of facilities sold during 2006 or currently classified as held-for-sale as income from discontinued operations for all periods presented. We incurred a net loss from discontinued operations of approximately $0.1 million and $0.5 million for the three- and six-month periods ended June 30, 2006, respectively, in the accompanying consolidated statements of operations.

The following table summarizes the results of operations of facilities sold or held-for-sale during the three and six months ended June 30, 2006 and 2005, respectively.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(in thousands)
Revenues
Rental income	$—	$1,430	$—	$2,896
Other income	—	12	—	24
Subtotal revenues	—	1,442	—	2,920
Expenses
Depreciation and amortization	—	496	9	1,051
General and administrative	3	—	4	—
Provision for impairment	—	—	121	3,700
Subtotal expenses	3	496	134	4,751

Income (loss) before loss on sale of assets	(3)	946	(134)	(1,831)
Loss on assets sold - net	(133)	(4,165)	(381)	(4,202)
Loss from discontinued operations	$(136)	$(3,219)	$(515)	$(6,033)

NOTE 10 - EARNINGS PER SHARE

The computation of basic earnings per common share (“EPS”) is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the relevant period. Diluted EPS reflects the potential dilution that could occur from shares issuable through stock-based compensation, including stock options and restricted stock rewards.

For the three- and six-month periods ended June 30, 2006 and 2005, the dilutive effect from stock options was immaterial.

NOTE 11 - SUBSEQUENT EVENTS

    On August 1, 2006, we completed a transaction with Litchfield Investment Company, LLC and its affiliates (“Litchfield”) to purchase 30 skilled nursing facilities and one independent living center for a total investment of approximately $171 million. The facilities total 3,847 beds and are located in the states of Colorado (5), Florida (7), Idaho (1), Louisiana (13), and Texas (5). The facilities were subject to master leases with three national healthcare providers, which are existing tenants of the Company. The tenants are Home Quality Management, Inc. (“HQM”), Nexion Health, Inc. (“Nexion”), and Peak Medical Corporation, which was acquired by Sun in December of 2005. We used a combination of cash on hand and $150 million of New Credit Facility borrowings to finance the Litchfield transaction.

    Simultaneously with the close of the purchase transaction, the seven HQM facilities were combined into an Amended and Restated Master Lease containing 13 facilities between us and HQM. In addition, the 18 Nexion facilities were combined into an Amended and Restated Master Lease containing 22 facilities between us and Nexion.

    We entered into a Master Lease, Assignment and Assumption Agreement with Litchfield on the six Sun facilities. These six facilities are currently under a master lease that expires on September 30, 2007.

    The total incremental annualized rent from the 31 facility transaction will be approximately $17.1 million.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements, Reimbursement Issues and Other Factors Affecting Future Results

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this document. This document contains forward-looking statements within the meaning of the federal securities laws, including statements regarding potential financings and potential future changes in reimbursement. These statements relate to our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements other than statements of historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including, but not limited to, terms such as “may,” “will,” “anticipates,” “expects,” “believes,” “intends,” “should” or comparable terms or the negative thereof. These statements are based on information available on the date of this filing and only speak as to the date hereof and no obligation to update such forward-looking statements should be assumed. Our actual results may differ materially from those reflected in the forward-looking statements contained herein as a result of a variety of factors, including, among other things:

(i)	those items discussed under “Risk Factors” in Item 1A to our annual report on Form 10-K for the year ended December 31, 2005;
(ii)	uncertainties relating to the business operations of the operators of our assets, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels;
(iii)
the ability of any operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages and impede our ability to collect unpaid rent or interest during the process of a bankruptcy proceeding and retain security deposits for the debtors’ obligations;

(iv)	our ability to sell closed assets on a timely basis and on terms that allow us to realize the carrying value of these assets;
(v)	our ability to negotiate appropriate modifications to the terms of our credit facility;
(vi)	our ability to manage, re-lease or sell any owned and operated facilities;
(vii)	the availability and cost of capital;
(viii)	competition in the financing of healthcare facilities;
(ix)	regulatory and other changes in the healthcare sector;
(x)	the effect of economic and market conditions generally and, particularly, in the healthcare industry;
(xi)	changes in interest rates;
(xii)	the amount and yield of any additional investments;
(xiii)	changes in tax laws and regulations affecting real estate investment trusts; and
(xiv)	changes in the ratings of our debt and preferred securities.

Overview

At June 30, 2006, our portfolio of domestic investments consisted of 209 healthcare facilities, located in 27 states and operated by 34 third-party operators. Our gross investment in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1.1 billion at June 30, 2006, with approximately 98% of our real estate investments related to long-term care facilities. This portfolio is made up of 196 long-term healthcare facilities, two rehabilitation hospitals owned and leased to third parties, fixed rate mortgages on 10 long-term healthcare facilities and one long-term healthcare facility that is currently held for sale. At June 30, 2006, we also held other investments of approximately $29 million, consisting primarily of secured loans to third-party operators of our facilities.

Medicare Reimbursement

All of our properties are used as healthcare facilities; therefore, we are directly affected by the risk associated with the healthcare industry. Our lessees and mortgagors, as well as any facilities that may be owned and operated for our own account from time to time, derive a substantial portion of their net operating revenues from third-party payors, including the Medicare and Medicaid programs. These programs are highly regulated by federal, state and local laws, rules and regulations and are subject to frequent and substantial change.

In 1997, the Balanced Budget Act significantly reduced spending levels for the Medicare and Medicaid programs, in part because the legislation modified the payment methodology for skilled nursing facilities (“SNFs”) by shifting payments for services provided to Medicare beneficiaries from a reasonable cost basis to a prospective payment system. Under the prospective payment system, SNFs are paid on a per diem prospective case-mix adjusted basis for all covered services. Implementation of the prospective payment system has affected each long-term care facility to a different degree, depending upon the amount of revenue such facility derives from Medicare patients.

Legislation adopted in 1999 and 2000 provided for a few temporary increases to Medicare payment rates, but these temporary increases have since expired. Specifically, in 1999 the Balanced Budget Refinement Act included a 4% across-the-board increase of the adjusted federal per diem payment rates for all patient acuity categories (known as “Resource Utilization Groups” or “RUGs”) that were in effect from April 2000 through September 30, 2002. In 2000, the Benefits Improvement and Protection Act included a 16.7% increase in the nursing component of the case-mix adjusted federal periodic payment rate, which was implemented in April 2000 and also expired October 1, 2002. The October 1, 2002 expiration of these temporary increases has had an adverse impact on the revenues of the operators of SNFs and has negatively impacted some operators’ ability to satisfy their monthly lease or debt payments to us.

The Balanced Budget Refinement Act and the Benefits Improvement and Protection Act also established temporary increases, beginning in April 2001, to Medicare payment rates to SNFs that were designated to remain in place until the Centers for Medicare and Medicaid Services (“CMS”) implemented refinements to the existing RUG case-mix classification system to more accurately estimate the cost of non-therapy ancillary services. The Balanced Budget Refinement Act provided for a 20% increase for 15 RUG categories until CMS modified the RUG case-mix classification system. The Benefits Improvement and Protection Act modified this payment increase by reducing the 20% increase for three of the 15 RUGs to a 6.7% increase and instituting an additional 6.7% increase for eleven other RUGs.

On August 4, 2005, CMS published a final rule, effective October 1, 2005, establishing Medicare payments for SNFs under the prospective payment system for federal fiscal year 2006 (October 1, 2005 to September 30, 2006). The final rule modified the RUG case-mix classification system and added nine new categories to the system, expanding the number of RUGs from 44 to 53. The implementation of the RUG refinements triggered the expiration of the temporary payment increases of 20% and 6.7% established by the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, respectively. Additionally, CMS announced updates in the final rule to reimbursement rates for SNFs in federal fiscal year 2006 based on an increase in the “full market-basket” of 3.1%.

In the August 4, 2005 notice, CMS estimated that the increases in Medicare reimbursements to SNFs arising from the refinements to the prospective payment system and the market basket update under the final rule will offset the reductions stemming from the elimination of the temporary increases during federal fiscal year 2006. CMS estimated that there will be an overall increase in Medicare payments to SNFs totaling $20 million in fiscal year 2006 compared to 2005.

On July 27, 2006, CMS posted a notice updating the payment rates to SNFs for fiscal year 2007 (October 1, 2006 to September 30, 2007). The market basket increase factor is 3.1% for 2007. CMS estimates that the payment update will increase aggregate payments to SNFs nationwide by approximately $560 million in fiscal year 2007 compared to 2006.

Nonetheless, we cannot accurately predict what effect, if any, these changes will have on our lessees and mortgagors in 2006 and beyond. These changes to the Medicare prospective payment system for SNFs, including the elimination of temporary increases, could adversely impact the revenues of the operators of nursing facilities and could negatively impact the ability of some of our lessees and mortgagors to satisfy their monthly lease or debt payments to us.

A 128% temporary increase in the per diem amount paid to SNFs for residents who have AIDS took effect on October 1, 2004. This temporary payment increase arises from the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“Medicare Modernization Act”). The August 2005 notice announcing the final rule for the SNF prospective payment system for fiscal year 2006 clarified that the increase will remain in effect for fiscal year 2006, although CMS also noted that the AIDS add-on was not intended to be permanent.

A significant change enacted under the Medicare Modernization Act is the creation of a new prescription drug benefit, Medicare Part D, which went into effect January 1, 2006. The significant expansion of benefits for Medicare beneficiaries arising under the expanded prescription drug benefit could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts for our operators. As part of this new program, the prescription drug benefits for patients who are dually eligible for both Medicare and Medicaid are being transitioned from Medicaid to Medicare, and many of these patients reside in long-term care facilities. The Medicare program has experienced significant operational difficulties in transitioning prescription drug coverage for this population since the benefit went into effect on January 1, 2006, although it is unclear whether or how issues involving Medicare Part D might have any direct financial impacts on our operators.

On February 8, 2006, the President signed into law a $39.7 billion budget reconciliation package called the Deficit Reduction Act of 2005 (“Deficit Reduction Act”) to lower the federal budget deficit. The Deficit Reduction Act includes estimated net savings of $8.3 billion from the Medicare program over 5 years.

The Deficit Reduction Act contained a provision reducing payments to SNFs for allowable bad debts. Previously, Medicare reimbursed SNFs for 100% of beneficiary bad debt arising from unpaid deductibles and coinsurance amounts. In 2003, CMS released a proposed rule seeking to reduce bad debt reimbursement rates for certain providers, including SNFs, by 30% over a three-year period. CMS never finalized its 2003 proposal. The Deficit Reduction Act reduced payments to SNFs for allowable bad debts by 30% effective October 1, 2005 for those individuals not dually eligible for Medicare and Medicaid. Bad debt payments for the dually eligible population will remain at 100%. These reductions in Medicare payments for bad debt could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

The Deficit Reduction Act also contained a provision governing the therapy caps that went into place under Medicare on January 1, 2006. The therapy caps limit the physical therapy, speech-language therapy and occupation therapy services that a Medicare beneficiary can receive during a calendar year. The therapy caps were in effect for calendar year 1999 and then suspended by Congress for three years. An inflation-adjusted therapy limit ($1,590 per year) was implemented in September of 2002, but then once again suspended in December of 2003 by the Medicare Modernization Act. Under the Medicare Modernization Act, Congress placed a two-year moratorium on implementation of the caps, which expired at the end of 2005.

The inflation-adjusted therapy caps are set at $1,740 for 2006. These caps do not apply to therapy services covered under Medicare Part A in a SNF, although the caps apply in most other instances involving patients in SNFs or long-term care facilities who receive therapy services covered under

Medicare Part B. The Deficit Reduction Act permitted exceptions in 2006 for therapy services to exceed the caps when the therapy services are deemed medically necessary by the Medicare program. The implementation of the therapy caps could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

In general, we cannot be assured that federal reimbursement will remain at levels comparable to present levels or that such reimbursement will be sufficient for our lessees or mortgagors to cover all operating and fixed costs necessary to care for Medicare and Medicaid patients. We also cannot be assured that there will be any future legislation to increase Medicare payment rates for SNFs, and if such payment rates for SNFs are not increased in the future, some of our lessees and mortgagors may have difficulty meeting their payment obligations to us.

Medicaid and Other Third-Party Reimbursement

Each state has its own Medicaid program that is funded jointly by the state and federal government. Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit the needs and resources of their citizens. Currently, Medicaid is the single largest source of financing for long-term care in the United States. Rising Medicaid costs and decreasing state revenues caused by recent economic conditions have prompted an increasing number of states to cut or consider reductions in Medicaid funding as a means of balancing their respective state budgets. Existing and future initiatives affecting Medicaid reimbursement may reduce utilization of (and reimbursement for) services offered by the operators of our properties.

In recent years, many states have announced actual or potential budget shortfalls, and many budget forecasts in 2006 could be similar. As a result of these budget shortfalls, many states have announced that they are implementing or considering implementing “freezes” or cuts in Medicaid reimbursement rates, including rates paid to SNF and long-term care providers, or reductions in Medicaid enrollee benefits, including long-term care benefits. We cannot predict the extent to which Medicaid rate freezes, cuts or benefit reductions ultimately will be adopted, the number of states that will adopt them or the impact of such adoption on our operators. However, extensive Medicaid rate cuts, freezes or benefit reductions could have a material adverse effect on our operators’ liquidity, financial condition and operations, which could adversely affect their ability to make lease or mortgage payments to us.

The Deficit Reduction Act included $4.7 billion in estimated savings from Medicaid and the State Children’s Health Insurance Program over five years. The Deficit Reduction Act gives states the option to increase Medicaid cost-sharing and reduce Medicaid benefits, accounting for an estimated $3.2 billion in federal savings over five years. The remainder of the Medicaid savings under the Deficit Reduction Act comes primarily from changes to prescription drug reimbursement ($3.9 billion in savings over five years) and tightened policies governing asset transfers ($2.4 billion in savings over five years).

Asset transfer policies, which determine Medicaid eligibility based on whether a Medicaid applicant has transferred assets for less than fair value, are more restrictive under the Deficit Reduction Act, which extends the look-back period to five years, moves the start of the penalty period and makes individuals with more than $500,000 in home equity ineligible for nursing home benefits (previously, the home was excluded as a countable asset for purposes of Medicaid eligibility). These changes could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

Additional reductions in federal funding are expected for some state Medicaid programs as a result of changes in the percentage rates used for determining federal assistance on a state-by-state basis. Legislation has been introduced in Congress that would partially mitigate the reductions for some states that would experience significant reductions in federal funding, although whether Congress will enact this or other legislation remains uncertain.

Finally, private payors, including managed care payors, increasingly are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk of operating a healthcare facility. Efforts to impose greater discounts and more stringent cost controls are expected to continue. Any changes in reimbursement policies that reduce reimbursement levels could adversely affect the revenues of our lessees and mortgagors, thereby adversely affecting those lessees' and mortgagors' abilities to make their monthly lease or debt payments to us.

Fraud and Abuse Laws and Regulations

There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, and failing to refund overpayments or improper payments. The federal and state governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. Penalties for healthcare fraud have been increased and expanded over recent years, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. The Office of the Inspector General for the U.S. Department of Health and Human Services, in cooperation with other federal and state agencies, continues to focus on the activities of SNFs in certain states in which we have properties.

In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government’s recovery. Because of these monetary incentives, these so-called ‘‘whistleblower’’ suits have become more frequent. Some states currently have statutes that are analogous to the federal False Claims Act. The Deficit Reduction Act encourages additional states to enact such legislation and may encourage increased enforcement activity by permitting states to retain 10% of any recovery for that state’s Medicaid program if the enacted legislation is at least as rigorous as the federal False Claims Act. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility.

Legislative and Regulatory Developments

Each year, legislative and regulatory proposals are introduced or proposed in Congress and state legislatures as well as by federal and state agencies that, if implemented, could result in major changes in the healthcare system, either nationally or at the state level. In addition, regulatory proposals and rules are released on an ongoing basis that may have major impacts on the healthcare system generally and the industries in which our operators do business. Legislative and regulatory developments can be expected to occur on an ongoing basis at the local, state and federal levels that have direct or indirect impacts on the policies governing the reimbursement levels paid to our facilities by public and private third-party payors, the costs of doing business and the threshold requirements that must be met for facilities to continue operation or to expand.

The Medicare Modernization Act, which is one example of such legislation, was enacted in December 2003. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the prescription drug benefit, could create financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts on our operators. Although the creation of a prescription drug benefit for Medicare beneficiaries was expected to generate fiscal relief for state Medicaid programs, the structure of the benefit and costs associated with its implementation may mitigate the relief for states that originally was anticipated.

The Deficit Reduction Act is another example of such legislation. The provisions in the legislation designed to create cost savings from both Medicare and Medicaid could diminish reimbursement for our operators under both Medicare and Medicaid.

CMS also launched the Nursing Home Quality Initiative program in 2002, which requires nursing homes participating in Medicare to provide consumers with comparative information about the quality of care at the facility.  CMS plans to initiate a new Nursing Home Quality campaign this fall to be conducted over the next two years with the ultimate goal being improvement in quality of life and efficiency of care delivery. In the event any of our operators do not maintain the same or superior levels of quality care as their competitors, patients could choose alternate facilities, which could adversely impact our operators’ revenues. In addition, the reporting of such information could lead in the future to reimbursement policies that reward or penalize facilities on the basis of the reported quality of care parameters.

In late 2005, CMS began soliciting public comments regarding a demonstration to examine pay-for-performance approaches in the nursing home setting that would offer financial incentives for facilities to deliver high quality care. In June 2006, Abt Associates published recommendations for CMS on how to design this demonstration project. The proposed three-year demonstration could begin as early as late 2006 or early 2007, with CMS inviting state agencies to participate in the project. Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements in the current or future fiscal years and federal legislation addressing various issues, such as improving quality of care and reducing medical errors throughout the health care industry. We cannot accurately predict whether specific proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and a summary of our significant accounting policies is included in Note 2 to our annual report on Form 10-K for the year ended December 31, 2005. Our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period.

We have identified five significant accounting policies that we believe are critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant assumptions, judgments and estimates. With respect to these critical accounting policies, we believe the application of judgments and assessments is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The five critical accounting policies are:

Revenue Recognition

With the exception of certain master leases, rental income and mortgage interest income are recognized as earned over the terms of the related master leases and mortgage notes, respectively. Such income generally includes periodic increases based on pre-determined formulas (i.e., such as increases in the CPI) as defined in the master leases and mortgage loan agreements. Reserves are taken against earned revenues from leases and mortgages when collection becomes questionable or when negotiations for restructurings of troubled operators result in significant uncertainty regarding ultimate collection. The amount of the reserve is estimated based on what management believes will likely be collected. When collection is uncertain, lease revenues are recorded when received, after taking into account application of security deposits. Interest income on impaired mortgage loans is recognized when received after taking into account application of principal repayments and security deposits.

We recognize the minimum base rental revenue under master leases with fixed increases on a straight-line basis over the term of the related lease. Accrued straight-line rents represent the rental revenue recognized in excess of rents due under the lease agreements at the balance sheet date.

Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

Depreciation and Asset Impairment

Under GAAP, real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Depreciation is computed on a straight-line basis over the estimated useful lives of 20 to 40 years for buildings and improvements and three to ten years for furniture, fixtures and equipment. Management periodically, but not less than annually, evaluates our real estate investments for impairment indicators, including the evaluation of our assets’ useful lives. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be permanently less than the carrying values of the assets. An adjustment is made to the net carrying value of the leased properties and other long-lived assets for the excess of historical cost over fair value. The fair value of the real estate investment is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

If we decide to sell rental properties or land holdings, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers.

During the six months ended June 30, 2006, we recognized an impairment loss associated with one facility of approximately $0.1 million.

Loan Impairment

Management, periodically but not less than annually, evaluates our outstanding loans and notes receivable. When management identifies potential loan impairment indicators, such as non-payment under the loan documents, impairment of the underlying collateral, financial difficulty of the operator or other circumstances that may impair full execution of the loan documents, and management believes these indicators are permanent, then the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows cannot be estimated, the loan is written down to the fair value of the collateral. The fair value of the loan is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses.

Assets Held for Sale and Discontinued Operations

Pursuant to the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of specified real estate assets that have been sold, or otherwise qualify as held for disposition (as defined by SFAS No. 144), are reflected as discontinued operations in the consolidated statements of operations for all periods presented.

Consolidation of Variable Interest Entities

Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, or FIN 46R, addresses the consolidation by business enterprises of variable interest entities (“VIEs”). FIN 46R provides criteria that, if met, would create a VIE, which would then be subject to consolidation. If an entity is determined to be a VIE, the party deemed to be the primary beneficiary is required to consolidate the VIE. The primary beneficiary is the party that has the most variability in expected gains or losses of the VIE.

In order to determine which party is the primary beneficiary, we must calculate the expected losses and expected residual returns of the VIE. The analysis requires a projection of expected cash flows and the assignment of probabilities to each possible cash flow outcome. Estimating expected cash flows and assigning probabilities of each outcome of the VIE requires us to use significant judgment. If assumptions used to estimate the expected cash flows prove to be inaccurate, our conclusions regarding which party is the VIE’s primary beneficiary could be incorrect, resulting in us improperly consolidating the VIE when we are not the primary beneficiary or not consolidating the VIE when we are the primary beneficiary.

Results of Operations

The following is our discussion of the consolidated results of operations, financial position and liquidity and capital resources, which should be read in conjunction with our audited consolidated financial statements and accompanying notes.

Three Months Ended June 30, 2006 and 2005

Operating Revenues

Our operating revenues for the three months ended June 30, 2006 totaled $31.1 million, an increase of $5.8 million, over the same period in 2005. The $5.8 million increase was primarily a result of new investments made throughout 2005 as well as scheduled contractual increases in rents. The increase in operating revenues from new investments was partially offset by a reduction in mortgage interest income and one-time contractual interest revenue associated with the payoff of a mortgage during the first quarter of 2005.

Detailed changes in operating revenues for the three months ended June 30, 2006 are as follows:

•
Rental income was $29.0 million, an increase of $6.5 million over the same period in 2005. The increase was due to new leases entered into throughout 2005, scheduled contractual increases in rents, and from consolidation of a VIE.

•
Mortgage interest income totaled $1.2 million, a decrease of $0.1 million over the same period in 2005. The decrease was primarily the result of normal amortization and a $10 million loan payoff that occurred in the second quarter of 2006.

•
Miscellaneous revenue was $0.3 million, a decrease of $0.8 million over the same period in 2005. The decrease was due to contractual revenue owed to us and received in the second quarter of 2005 resulting from a mortgage note prepayment that occurred in the first quarter of 2005.

Operating Expenses

Operating expenses for the three months ended June 30, 2006 totaled $9.9 million, an increase of approximately $0.9 million over the same period in 2005. The increase was primarily due to $1.5 million of increased depreciation expense partially offset by a 2005 leasehold expiration expense.

Detailed changes in our operating expenses for the three months ended June 30, 2006 versus the same period in 2005 are as follows:

•
Our depreciation and amortization expense was $7.5 million, compared to $6.0 million for the same period in 2005. The increase is due to new investments placed throughout 2005 and the consolidation of a VIE in 2006.

•
Our general and administrative expense, when excluding restricted stock amortization expense, was $2.0 million, compared to $1.8 million for the same period in 2005. The increase was primarily due to normal inflationary increases in goods and services.

•	In 2005, we recorded a $0.1 million provision for uncollectible notes receivable.
•	In 2005, we recorded a $0.8 million lease expiration accrual relating to disputed capital improvement requirements associated with a lease that expired June 30, 2005.

Other Income (Expense)

For the three months ended June 30, 2006, our total other net expenses were $9.8 million as compared to $10.8 million for the same period in 2005. The significant changes are as follows:

•
Our interest expense, excluding amortization of deferred costs and refinancing related interest expenses, for the three months ended June 30, 2006 was $9.4 million, compared to $6.9 million for the same period 2005. The increase of $2.5 million was primarily due to higher debt on our balance sheet versus the same period in 2005 and from consolidation of a VIE in 2006.

•
During the three months ended June 30, 2005, we recorded a $3.4 million provision for impairment on an equity security. In accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, the $3.4 million provision for impairment was to write-down our 760,000 share investment in Sun Healthcare Group, Inc.’s (“Sun”) common stock to its then current fair market value.

Six Months Ended June 30, 2006 and 2005

Operating Revenues

Our operating revenues for the six months ended June 30, 2006 totaled $61.8 million, an increase of $9.4 million, over the same period in 2005. The $9.4 million increase was primarily a result of new investments made throughout 2005 as well as scheduled contractual increases in rents. The increase in operating revenues from new investments was partially offset by a reduction in mortgage interest income and one-time contractual interest revenue associated with the payoff of a mortgage during the first quarter of 2005.

Detailed changes in operating revenues for the six months ended June 30, 2006 are as follows:

•
Rental income was $58.0 million, an increase of $13.7 million over the same period in 2005. The increase was due to new leases entered into throughout 2005, scheduled contractual increases in rents, and the consolidation of a VIE in 2006.

•
Mortgage interest income totaled $2.3 million, a decrease of $0.9 million over the same period in 2005. The decrease was primarily the result of normal amortization, a $60 million loan payoff that occurred in the first quarter of 2005 and a $10 million loan payoff that occurred in the second quarter of 2006.

•
Miscellaneous revenue was $0.4 million, a decrease of $3.9 million over the same period in 2005. The decrease was due to contractual revenue owed to us and received in the second quarter of 2005 resulting from a mortgage note prepayment that occurred in the first quarter of 2005.

Operating Expenses

Operating expenses for the six months ended June 30, 2006 totaled $19.7 million, an increase of approximately $2.9 million over the same period in 2005. The increase was primarily due to $3.3 million of increased depreciation expense partially offset by a 2005 leasehold termination expense.

Detailed changes in our operating expenses for the six months ended June 30, 2006 versus the same period in 2005 are as follows:

•
Our depreciation and amortization expense was $15.1 million, compared to $11.7 million for the same period in 2005. The increase is due to new investments placed throughout 2005 and the consolidation of a VIE in 2006.

•
Our general and administrative expense, when excluding restricted stock amortization expense, was $4.1 million, compared to $3.7 million for the same period in 2005. The increase was primarily due to normal inflationary increases in goods and services.

•	In 2005, we recorded a $0.1 million provision for uncollectible notes receivable.
•	In 2005, we recorded a $0.8 million lease expiration accrual relating to disputed capital improvement requirements associated with a lease that expired June 30, 2005.

Other Income (Expense)

For the six months ended June 30, 2006, our total other net expenses were $23.4 million as compared to $18.0 million for the same period in 2005. The significant changes are as follows:

•
Our interest expense, excluding amortization of deferred costs and refinancing related interest expenses, for the six months ended June 30, 2006 was $19.1 million, compared to $13.7 million for the same period 2005. The increase of $5.3 million was primarily due to higher debt on our balance sheet versus the same period in 2005 and from consolidation of a VIE in 2006.

•
For the six months ended June 30, 2006, we recorded a $0.8 million non-cash charge associated with the redemption of the remaining 20.7% of our $100 million aggregate principal amount of 6.95% unsecured notes due 2007 not otherwise tendered in 2005.

•
For the six months ended June 30, 2006, we recorded a one time, non-cash charge of approximately $2.7 million relating to the write-off of deferred financing costs associated with the termination of our prior credit facility.

•
During the six months ended June 30, 2005, we recorded a $3.4 million provision for impairment of an equity security. In accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, the $3.4 million provision for impairment was to write-down our 760,000 share investment in Sun’s common stock to its then current fair market value.

Loss from Discontinued Operations

Discontinued operations relate to properties we disposed of in 2006 or are currently held-for-sale and are accounted for as discontinued operations under SFAS No. 144. For the three and six months ended June 30, 2006, we sold two SNFs in California resulting in an accounting loss of approximately $0.1 million.

At June 30, 2006, we had one asset held for sale with a net book value of approximately $0.2 million.

During the three months ended March 31, 2006, a $0.1 million provision for impairment charge was recorded to reduce the carrying value to its sales price of one facility that was under contract to be sold that was subsequently sold during the second quarter of 2006.

In accordance with SFAS No. 144, the $0.4 million realized net loss is reflected in our consolidated statements of operations as discontinued operations. See Note 9 - Discontinued Operations.

Funds From Operations

Our funds from operations available to common stockholders (“FFO”), for the three months ended June 30, 2006, was $16.5 million, compared to $8.1 million, for the same period in 2005.

We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts (“NAREIT”), and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other real estate investment trusts (“REITs”) that do not use the same definition or implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial statements in evaluating our financial performance under GAAP, and FFO should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

In February 2004, NAREIT informed its member companies that it was adopting the position of the Securities and Exchange Commission (“SEC”) with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the tables included in this disclosure, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company's FFO results may not be meaningful.

The following table presents our FFO results reflecting the impact of asset impairment charges (the SEC's interpretation) for the three and six months ended June 30, 2006 and 2005:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(in thousands)

Net income available to common	$8,780	$(2,620)	$13,180	$3,125
Add back loss from real estate dispositions	133	4,165	381	4,202
Sub-total	8,913	1,545	13,561	7,327
Elimination of non-cash items included in net income:
Depreciation and amortization	7,542	6,540	15,069	12,793
Funds from operations available to common stockholders	$16,455	$8,085	$28,630	$20,120

Taxes

As a qualified REIT, as long as we distribute 100% of our taxable income, we will not be subject to Federal income taxes on our income, and no provisions for Federal income taxes have been made. We are permitted to own up to 100% of a “taxable REIT subsidiary” (“TRS”). Currently, we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates.

Portfolio Developments, New Investments and Recent Developments

Below is a brief description, by third-party operator, of our re-leasing, restructuring or new investment transactions that occurred during the six months ended June 30, 2006.

Hickory Creek Healthcare Foundation, Inc.

On June 16, 2006, we received approximately $10 million in proceeds on a mortgage loan payoff. We held mortgages on 15 facilities located in Indiana, representing 619 beds.

Haven Eldercare, LLC

•
During the three months ending March 31, 2006, Haven Eldercare, LLC (“Haven”), an existing operator of ours, entered into a $39 million first mortgage loan with General Electric Capital Corporation (“GE Loan”). Haven used the $39 million of proceeds to partially repay on a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of our remaining $23 million on the mortgage note, due in October 2012, to that of the GE Loan. As a result of this transaction, the interest rate on our remaining mortgage note to Haven rose from 10% to approximately 15%, with annual escalators.

•
In conjunction with the above transactions and the application of FIN 46R, we consolidated the financial statements and related real estate of this Haven entity into our financial statements. The consolidation resulted in the following changes to our consolidated balance sheet as of June 30, 2006: (1) an increase in total gross investments of $39.0 million; (2) an increase in accumulated depreciation of $0.8 million; (3) an increase in other long-term borrowings of $39.0 million; and (4) a reduction of $0.8 million in cumulative net earnings for the six months ended June 30, 2006 due to the increased depreciation expense. General Electric Capital Corporation and Haven’s other creditors do not have recourse to our assets. Our results of operations reflect the effects of the consolidation of this entity, which is being accounted for similarly to our other purchase-leaseback transactions.

Assets Sold

•	On June 30, 2006, we sold two SNFs in California resulting in an accounting loss of approximately $0.1 million.

•	On March 31, 2006, we sold a SNF in Illinois resulting in an accounting loss of approximately $0.2 million.

Held for Sale

•	We had one asset held for sale as of June 30, 2006 with a net book value of approximately $0.2 million.

•
During the three months ended March 31, 2006, a $0.1 million provision for impairment charge was recorded to reduce the carrying value to its sales price of one facility that was under contract to be sold, which was subsequently sold during the second quarter of 2006.

The partial expiration of certain Medicare rate increases has had an adverse impact on the revenues of the operators of nursing home facilities and has negatively impacted some operators’ ability to satisfy their monthly lease or debt payment to us. In several instances, we hold security deposits that can be applied in the event of lease and loan defaults, subject to applicable limitations under bankruptcy law with respect to operators seeking protection under Chapter 11 of the Bankruptcy Code.

Liquidity and Capital Resources

At June 30, 2006, we had total assets of $984.4 million, stockholders’ equity of $435.3 million and debt of $526.5 million, which represents approximately 54.7% of our total capitalization.

The following table shows the amounts due in connection with the contractual obligations described below as of June 30, 2006.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Long-term debt (1)	$526,800	$390	$850	$960	$524,600
Other long-term liabilities	616	231	385	-	-
Total	$527,416	$621	$1,235	$960	$524,600

(1)
The $526.8 million includes $310 million aggregate principal amount of 7% Senior Notes due 2014, $175 million aggregate principal amount of 7% Senior Notes due 2016 and Haven’s $39 million first mortgage with General Electric Capital Corporation that expires in 2012. As of June 30, 2006, there are no outstanding borrowings under the new $200 million revolving senior secured credit facility that matures in March 2010.

Financing Activities and Borrowing Arrangements

Bank Credit Agreements

At June 30, 2006, we had no outstanding borrowings under our $200 million revolving senior secured credit facility (the “New Credit Facility”); however, $2.9 million was utilized for the issuance of letters of credit, leaving availability of $197.1 million. The New Credit Facility, entered into on March 31, 2006, is being provided by Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust

Company Americas, UBS Securities LLC, General Electric Capital Corporation, LaSalle Bank N.A., and Citicorp North America, Inc. and will be used for acquisitions and general corporate purposes.

The New Credit Facility replaced our previous $200 million senior secured credit facility (the “Prior Credit Facility”) that was terminated on March 31, 2006. We will realize a 125 basis point savings on LIBOR-based loans under the New Credit Facility, as compared to LIBOR-based loans under our Prior Credit Facility. The New Credit Facility matures on March 31, 2010, and includes an “accordion feature” that permits us to expand our borrowing capacity to $300 million during our first two years.

For the three-month period ending March 31, 2006, we recorded a one-time, non-cash charge of approximately $2.7 million relating to the write-off of deferred financing costs associated with the termination of our Prior Credit Facility.

Our long-term borrowings require us to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts. As of June 30, 2006, we were in compliance with all property level and corporate financial covenants.

$100 Million Aggregate Principal Amount of 6.95% Unsecured Notes Tender and Redemption

On December 16, 2005, we initiated a tender offer and consent solicitation for all of our outstanding $100 million aggregate principal amount 6.95% notes due 2007 (the “2007 Notes”). On December 30, 2005, we accepted for purchase the 79.3% of the aggregate principal amount of the 2007 Notes outstanding that were tendered. On December 30, 2005, our Board of Directors also authorized the redemption of all outstanding 2007 Notes that were not otherwise tendered. On December 30, 2005, upon our irrevocable funding of the full redemption price for the 2007 Notes and certain other acts required by the Indenture governing the 2007 Notes, the Trustee of the 2007 Notes certified in writing to us (the “Certificate of Satisfaction and Discharge”) that the Indenture was satisfied and discharged as of December 30, 2005, except for certain administrative provisions. In accordance with FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, (“FAS 140”) we removed 79.3% of the aggregate principal amount of the 2007 Notes, which were tendered in our tender offer and consent solicitation, and the corresponding portion of the funds held in trust by the Trustee to pay the tender price from our balance sheet and recognized $2.8 million of additional interest expense associated with the tender offer. On January 18, 2006, we completed the redemption of the remaining 2007 Notes not otherwise tendered. Accordingly, we reduced other assets, representing the funds deposited with the Trustee, and unsecured borrowings by $21 million. In connection with the redemption and in accordance with FAS 140, we recognized $0.8 million of additional interest expense in the first quarter of 2006. As of January 18, 2006, none of the 2007 Notes remained outstanding.

Other Long-Term Borrowings

During the three months ended March 31, 2006, Haven used the $39 million of proceeds from the GE Loan to partially repay a portion of a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of its remaining $23 million on the mortgage note to that of the GE Loan. In conjunction with the above transactions and the application of FIN 46R, we consolidated the financial statements of this Haven entity into our financial statements, which contained the long-term borrowings with General Electric Capital Corporation of $39.0 million. The loan has an interest rate of approximately seven percent and is due in 2012. The lender of the $39.0 million does not have recourse to our assets. See Note - 2 Properties; Leased Property.

Dividends

In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, our $200 million New Credit Facility has certain financial covenants that limit the distribution of dividends paid during a fiscal quarter to no more than 95% of our aggregate cumulative funds from operations (“FFO”) as defined in the loan agreement governing the New Credit Facility (the “Loan Agreement”), unless a greater distribution is required to maintain REIT status. The Loan Agreement defines FFO as net income (or loss) plus depreciation and amortization and shall be adjusted for charges related to: (i) restructuring our debt; (ii) redemption of preferred stock; (iii) litigation charges up to $5.0 million; (iv) non-cash charges for accounts and notes receivable up to $5.0 million; (v) non-cash compensation related expenses; and (vi) non-cash impairment charges.

Common Dividends

On July 17, 2006, the Board of Directors announced a common stock dividend of $0.24 per share to be paid August 15, 2006 to common stockholders of record on July 31, 2006.

On April 18, 2006, the Board of Directors declared a common stock dividend of $0.24 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid May 15, 2006 to common stockholders of record on April 28, 2006.

On January 17, 2006, the Board of Directors declared a common stock dividend of $0.23 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid February 15, 2006 to common stockholders of record on January 31, 2006.

Series D Preferred Dividends

On July 17, 2006, the Board of Directors declared the regular quarterly dividends for the 8.375% Series D Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) to stockholders of record on July 31, 2006. The stockholders of record of the Series D Preferred Stock on July 31, 2006 will be paid dividends in the amount of $0.52344 per preferred share on August 15, 2006. The liquidation preference for our Series D Preferred Stock is $25.00 per share. Regular quarterly preferred dividends for the Series D Preferred Stock represent dividends for the period May 1, 2006 through July 31, 2006.

Liquidity

We believe our liquidity and various sources of available capital, including cash from operations, our existing availability under our New Credit Facility and expected proceeds from mortgage payoffs are more than adequate to finance operations, meet recurring debt service requirements and fund future investments through the next twelve months.

We regularly review our liquidity needs, the adequacy of cash flow from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

•  normal recurring expenses;
•  debt service payments;
•  preferred stock dividends;
•  common stock dividends; and
•  growth through acquisitions of additional properties.

The primary source of liquidity is our cash flows from operations. Operating cash flows have historically been determined by: (i) the number of facilities we lease or have mortgages on; (ii) rental and mortgage rates; (iii) our debt service obligations; and (iv) general and administrative expenses. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, especially to changes in interest rates. Changes in the capital markets environment may impact the availability of cost-effective capital and affect our plans for acquisition and disposition activity.

Cash and cash equivalents totaled $14.1 million as of June 30, 2006, an increase of $10.1 million as compared to the balance at December 31, 2005. The following is a discussion of changes in cash and cash equivalents due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows.

Operating Activities - Net cash flow from operating activities generated $42.7 million for the six months ended June 30, 2006, as compared to $34.4 million for the same period in 2005. The $8.3 million increase is due primarily to: (i) incremental revenue associated with acquisitions completed throughout 2005 and (ii) normal working capital fluctuations during the period.

Investing Activities - Net cash flow from investing activities was an inflow of $4.3 million for the six months ended June 30, 2006, as compared to an outflow of $53.9 million for the same period in 2005. The $58.2 million change in investing cash outflow was primarily due to: (i) an outflow of $120.7 million for acquisitions completed during the six months of 2005 as compared to the same period in 2006, (ii) a $60.0 million mortgage payoff in 2005 as compared to a $10.0 million mortgage payoff in 2006 and (iii) $0.7 million collected from the sale of real estate for the six months ended June 30, 2006 as compared to $12.3 million in 2005.

Financing Activities - Net cash flow from financing activities was an outflow of $36.9 million for the six months ended June 30, 2006 as compared to an inflow of $7.9 million for the same period in 2005. The increase in financing cash outflow of $44.8 million was primarily a result of net repayments of $58.0 million on our New Credit Facility in 2006 versus net borrowings of $86.5 million on our Prior Credit Facility in 2005. The financial cash outflow was partially offset by $39.0 million of proceeds received in a Haven transaction, $50.0 million redemption of the outstanding shares of Series B preferred stock in 2005 and $16.6 million of incremental optional cash purchases of our common stock through our dividend reinvestment and common stock purchase plan for the six months ended June 30, 2006 as compared to the same time period in 2005.

Item 3 - Quantitative and Qualitative Disclosures about Market Risk

There were no material changes in our market risk during the three months ended June 30, 2006. For additional information, refer to Item 7A as presented in our annual report on Form 10-K for the year ended December 31, 2005.

Item 4 - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer are responsible for establishing and maintaining disclosure controls and procedures as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2006, and based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures were effective as of June 30, 2006.

Disclosure controls and procedures are the controls and other procedures designed to ensure that information that we are required to disclose in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting were identified as having occurred in the three months ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

See Note 8 - Litigation to the Consolidated Financial Statements in PART I, Item 1 hereto, which is hereby incorporated by reference in response to this item.

Item 1A- Risk Factors

We filed our Annual Report on Form 10-K for the year ended December 31, 2005 with the Securities and Exchange Commission on February 17, 2006, which sets forth our risk factors in Item 1A therein. We have not experienced any material changes from the risk factors previously described therein.

Item 4 - Submission of Matters to a Vote of Security Holders

Our annual meeting of stockholders (the “Annual Meeting”) was held on May 25, 2006. Of the total number of common shares outstanding on April 21, 2006, a total of 57,992,789 were represented in person or by proxy at the Annual Meeting. Results of votes with respect to proposals submitted at the Annual Meeting are set forth below.

(a) To elect two nominees to serve as directors and to hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Our stockholders voted to elect both nominees to serve as directors. Votes recorded, by nominee, were as follows:

Nominee	For	Against/Withheld
Bernard J. Korman	51,060,573	649,442
Thomas F. Franke	51,056,153	653,862

(b) To consider and vote upon a proposal to ratify the selection of Ernst & Young LLP as our independent auditor for the fiscal year 2006:

For	Against	Abstain
51,555,820	62,564	91,630

Item 5 - Other Information

    We entered into a contract of sale (the “Litchfield Contract”), dated as of May 5, 2006, between Laramie Associates, LLC, Casper Associates, LLC, North 12th Street Associates, LLC, North Union Boulevard Associates, LLC, Jones Avenue Associates, LLC, Litchfield Investment Company, L.L.C., Ustick Road Associates, LLC, West 24th Street Associates, LLC, North Third Street Associates, LLC, Midwestern Parkway Associates, LLC, North Francis Street Associates, LLC, West Nash Street Associates, LLC (as sellers) and OHI Asset (LA), LLC, NRS Ventures, L.L.C. and OHI Asset (CO), LLC (as buyers).

The Litchfield Contract provides for the purchase of thirty skilled nursing facilities and one independent living center from Litchfield Companies for approximately $171 million (the “Litchfield Transaction”). The facilities total 3,847 beds and are located in the states of Colorado (5), Florida (7),

Idaho (1), Louisiana (13), and Texas (5). The facilities were subject to master leases with three national healthcare providers, which are our existing tenants. The tenants are Home Quality Management, Inc., Nexion Health, Inc., and Peak Medical Corporation, which was acquired by Sun Healthcare Group, Inc. (“Sun”) in December of 2005. The Litchfield Contract provides for customary representations, warranties and indemnification provisions. The Litchfield Contract is attached to this Form 10-Q as Exhibit 10.1 and is incorporated herein by reference. The total incremental annualized rent from the 31 facility transaction is approximately $17.1 million.

We closed the Litchfield Transaction on August 1, 2006. We used a combination of cash on hand and $150 million of borrowings under our $200 million revolving senior secured credit facility (the “New Credit Facility”), drawn on August 1, 2006, to finance the Litchfield transaction.

The New Credit Facility, entered into on March 31, 2006, is being provided by Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust Company Americas, UBS Securities LLC, General Electric Capital Corporation, LaSalle Bank N.A., and Citicorp North America, Inc. and will be used for acquisitions and general corporate purposes. The New Credit Facility matures on March 31, 2010, and includes an “accordion feature” that permits us to expand our borrowing capacity to $300 million during our first two years.

Item 6 - Exhibits

Exhibit No.	Description
10.1

Contract of sale, dated as of May 5, 2006, between Laramie Associates, LLC, Casper Associates, LLC, North 12th Street Associates, LLC, North Union Boulevard Associates, LLC, Jones Avenue Associates, LLC, Litchfield Investment Company, L.L.C., Ustick Road Associates, LLC, West 24th Street Associates, LLC, North Third Street Associates, LLC, Midwestern Parkway Associates, LLC, North Francis Street Associates, LLC, West Nash Street Associates, LLC (as sellers) and OHI Asset (LA), LLC, NRS Ventures, L.L.C. and OHI Asset (CO), LLC (as buyers).

31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.
32.1	Section 1350 Certification of the Chief Executive Officer.
32.2	Section 1350 Certification of the Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OMEGA HEALTHCARE INVESTORS, INC.
Registrant

Date: August 4, 2006                     By: /S/ C. TAYLOR PICKETT
        C. Taylor Pickett
        Chief Executive Officer

Date: August 4, 2006                     By: /S/ ROBERT O. STEPHENSON
        Robert O. Stephenson
        Chief Financial Officer